Exhibit 99.1

NOTICE OF

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 29, 2026

To the shareholders and American Depository Shares (“ADS”) holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Meeting”) will be held on September 29, 2026, at 03:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2025 and to transact such other business as may properly come before the meeting.

2.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2026, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

3.	To re-elect Ori Gilboa as a Class II Director to our Board of Directors (the “Board”) for a three-year term.

4.	To re-elect Shlomo Shalev to our Board as an external director for a three-year term ending September 29, 2029.

5.	To approve the Company’s compensation policy of the Office Holders (as defined in the Israeli Companies Law 5759-1999) of SaverOne 2014 Ltd.

6.	To approve certain employment and compensation terms for our CEO, Ori Gilboa.

7.	To approve certain employment and compensation terms for our Chairman, Jacob Tenenbaum.

8.	To approve an equity grant for certain of the Company’s non-executive directors.

9.	To approve the Company’s ability to conduct a reverse share split.

Only shareholders and holders of American Depositary Shares at the close of business on August 24, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Jacob Tenenbaum
Chairman of the Board
August 18, 2026

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 29, 2026

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2026 Annual General Meeting of Shareholders (the “Meeting”), to be held on September 29, 2026, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2025 and to transact such other business as may properly come before the meeting.

2.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2026, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

3.	To re-elect Ori Gilboa as a Class II Director to our Board of Directors (the “Board”) for a three-year term.

4.	To re-elect Shlomo Shalev to our Board as an external director for a three-year term ending September 29, 2029.

5.	To approve the Company’s compensation policy of the Office Holders (as defined in the Israeli Companies Law 5759-1999) of SaverOne 2014 Ltd.

6.	To approve certain employment and compensation terms for our CEO, Ori Gilboa.

7.	To approve certain employment and compensation terms for our Chairman, Jacob Tenenbaum.

8.	To approve an equity grant for certain of the Company’s non-executive directors.

9.	To approve the Company’s ability to conduct a reverse share split.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on August 24, 2026, shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation

Shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about August 29, 2026. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the Meeting. Response of the board to the position statement may be submitted not later than five days before the Meeting.

Quorum

At the close of business on August 17, 2026, we had outstanding 107,992,885,746 Ordinary Shares. Each Ordinary Share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the Meeting.

Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following day, at the same time and place, and the agenda for which the first meeting was called will be discussed at the postponed meeting. No further notice will be given or publicized with respect to such adjourned meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

Each of the proposals to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

In addition, for certain proposals, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2025, see “Item 6B. Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F, which was filed on March 27, 2026.

PROPOSAL 1:

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2025, will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting.

This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements may be reviewed at the “Investor Relations” portion of our website at https://saver.one/en/home/, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor’s report, audited consolidated financial statements or the contents of our website form part of the proxy solicitation material.

PROPOSAL 2:

APPROVAL OF RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Background

At the Meeting, you will be asked to approve the reappointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditors for the year ending December 31, 2026, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2025	2024
Services Rendered	(USD in thousands)
Audit fees(1)	96,262	90,800
Tax fees (2)	—	—
All other fees	—	—
Total	96,262	90,800

(1)	Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).

(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Fahn Kanne & Co. Grant Thornton Israel as the independent auditors of the Company for the year ending December 31, 2026, and until our next annual general meeting of shareholders of the Company be, and it hereby is, approved and the Board of Directors be, and hereby is, authorized to fix the compensation of the independent auditors.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors to fix the independent auditors’ compensation.

PROPOSALS 3:

RE-ELECTION OF DIRECTOR

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers that are not specifically granted to any other organ of the Company.

Our articles of association provide that we must have at least three directors and may have no more than 12 directors, including the legally required number of external directors.

Our Board of Directors currently consists of five directors, including two directors who are deemed external directors per the requirements of the Companies Law. These two external directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Our is divided into three classes with staggered three-year terms as follows:

●	the Class I director is Yaron Beeri, and his term expires at our annual meeting of shareholders to be held in 2028;

●	the Class II director Ori Gilboa, and his term will expire at the Meeting; and

●	the Class III director Jacob Tenenbaum, and term will expire at our annual meeting of shareholders to be held in 2027;

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Ori Gilboa. If re-elected at the Meeting, Ori Gilboa will serve until the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until such earlier time as such director’s office is vacated.

Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

Directors so elected may be dismissed from office at a general meeting prior to the expiration of their term of office by the affirmative vote of an ordinary majority of the shareholders of the Company. If the dismissal of a director is on the agenda, the director will be granted a reasonable opportunity to express his or her position to the general meeting.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

In addition, our articles of association allow our Board of Directors to appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our Board of Directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

The director nominee, whose professional background is provided below, has advised us that he is willing, able, and ready to serve as director if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominee.

Ori Gilboa has served as our Chief Executive Officer since September 2019 and director since June 2020. From January 2017 until August 2019, Mr. Gilboa served as the Chief Executive Officer of Negev Group, Israel’s leading home design group. From 2012 to 2016, Mr. Gilboa served as the General Manager of Israeli operations for the James Richardson Corporation, where he oversaw the operation of duty-free stores in Ben Gurion Airport in Israel. Mr. Gilboa holds a B.Sc in Industrial Engineering and an MBA from Tel Aviv University.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve that Ori Gilboa be re-elected as Class II directors, to serve until the 2029 annual meeting of shareholders and until his successor has been duly elected and qualified, or until such time as the office is vacated”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominee.

PROPOSAL 4:

RE-ELECTION OF EXTERNAL DIRECTOR

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. We currently have two external directors: Shlomo Shalev, whose term commenced on August 16, 2023, and is scheduled to end on August 16, 2026, and Sharon Schreiber, whose term commenced on August 17, 2025 and ends on August 18, 2028.

In addition, under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and Shlomo Shalev, the external director nominee, as well as Sharon Schreiber, the other external director, and Yaron Be’eri have such expertise. Our Board of Directors has determined that our external directors have accounting and financial expertise and/or possess the requisite professional qualifications as required under the Nasdaq Marketplace Rules.

Shlomo Shalev, the external director nominee, whose professional background is provided below, has advised us that he is willing, able, and ready to serve as director if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominees.

Shlomo Shalev has served on our board of directors since August 2020. Since 2020 Shlomo has served as the Chief Executive Officer of XTL Bio Pharmaeuticals (“XTL”) (Nasdaq: XTLB). From 2015 - 2018, Mr. Shalev served as Active Chairman of the Board of Intercure Ltd (Nasdaq: INCR) and chairman of the board of XTL. Prior to that Shlomo was CEO of GFC Green Fields Capital, an investment company publicly traded on the Tel Aviv Stock Exchange (TASE) from 2014 to 2015. From 2007 to 2014 Mr. Shalev was leading several companies in turn around and growth situations including as chairman of the board of Micronet (TASE). Prior to that Mr. Shalev served as SVP Investments at Ampal, a diversified holding company. From 1994 -1998, Mr. Shalev served as Israel’s Consul for Economic Affairs in the U.S Northwestern Region and as the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from University of San Francisco, CA and a B.A. degree in Economics from Ben Gurion University, Israel.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the election of Shlomo Shalev as an external director of the Company, to serve for a three-year term ending September 29, 2029, be, and hereby is, approved in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Mr. Shalev as an external director. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and noninterested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card or voting instruction card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our board of directors recommends a vote FOR the election of the foregoing external director nominee.

PROPOSAL 5:

APPROVAL OF COMPENSATION POLICY FOR OFFICE HOLDERS

At the Meeting, in accordance with the requirements of the Companies Law, the Company must approve a compensation policy for Office Holders of SaverOne 2014 Ltd. (the “Company” and the “Compensation Policy,” respectively). The Compensation Policy was established in accordance with Section 267A of the Companies Law, 5759-1999 (the “Companies Law”) and the Companies Regulations (Easements Regarding the Obligation to Determine a Compensation Policy), 5773-2013.

The form of the Compensation Policy to be added to the Company’s Compensation Policy is attached hereto as Exhibit A and is intended to comply with the Companies Law once adopted.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the approval of an amendment to the Company’s Compensation Policy is intended to comply with the Companies Law, substantially in the form attached hereto as Exhibit A, to be in effect on the Effective Date, as presented to the shareholders, be, and same hereby is, approved.”

Required Vote

The approval of this proposal is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the amendment to the Company’s Compensation Policy intended to comply with the Companies Law. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder. Recommendation Our Board of Directors recommends a vote FOR the foregoing resolution approving an amendment to the Company’s Compensation Policy intended to comply with the Companies Law to take effect upon shareholder approval.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving an amendment to the Company’s Compensation Policy intended to comply with the Companies Law to take effect upon the shareholder approval.

Summary of Compensation Policy

Objectives of Compensation Policy

The Company’s Compensation Policy supports achieving the Company’s objectives and work plans and is intended to ensure that:

●	Compensation of Office Holders shall be suitable for the Company’s size and nature of its operations.

●	Compensation shall promote alignment between the interests of the Company’s shareholders and those of the Office Holders.

●	Compensation shall promote achievement of the Company’s objectives, work plans and business policy in the short term as well as in a long-term view.

●	Compensation shall assist in recruiting and retaining talented Office Holders in senior management positions so that they may lead the Company to business success and cope with the challenges facing it.

●	A proper balance shall be created between various compensation components – fixed vs. variable, short-term vs. long-term, and cash vs. equity compensation.

●	A link shall be created between the Office Holder’s compensation and his contribution to achieving the Company’s objectives and maximizing its profits, all in a long-term view and according to the Office Holder’s role.

Overall Compensation Approach

The total compensation of Office Holders in the Company shall be composed of a combination of fixed and variable components:

●	Fixed component – this component includes monthly employer cost and benefits.

The base salary (gross) of Office Holders in the Company (for a full-time position) shall not exceed the following caps:

Chairman (Active)[1]	Up to NIS 150,000 per month
CEO	Up to NIS 150,000 per month
Other Office Holder in Israel	Up to NIS 100,000 per month
Other Office Holder abroad	Up to NIS 150,000 per month

The fixed component of Office Holders’ employment terms may also include social/fringe benefits customary in the labor market and in accordance with Company practice at such time.

●	Variable component – this component may include Annual Bonus and Equity Compensation.

(1)	Annual Bonus

Office Holders, including the Active Chairman of the Board (if relevant) and the CEO, may be entitled to an annual bonus composed of a Measurable Annual Bonus component (“the Measurable Annual Bonus”) and/or (except for the Chairman) a Discretionary Annual Bonus component (“the Discretionary Annual Bonus”).

[1]	If the Chairman is not an “Active Chairman,” his compensation shall be as other directors or with a certain supplement. If the Chairman also holds another position as Office Holder in the Company (CEO or VP), he shall not receive additional compensation by virtue of his role as Chairman.

An Office Holder may be entitled to a Discretionary Annual Bonus, subject to the recommendation of the CEO (in the case of an Office Holder subordinate to the CEO), subject to certain limitations and approval by the Compensation Committee and the Board. Where required by law, such Discretionary Bonus may also be subject to approval by the General Meeting of the Company. The Discretionary Annual Bonus for the CEO shall not exceed the higher of 3 monthly salaries of the CEO or 25% of the CEO’s actual variable compensation, and for other Office Holders this amount may be up to the total bonus cap detailed below.

An Office Holder (including the Active Chairman of the Board and the CEO) may be entitled to a Measurable Annual Bonus for a given year. The metrics and targets against which Office Holder performance shall be measured, for the purpose of determining the Measurable Annual Bonus, may include one or more of two types of metrics (KPIs) – Company Metrics and Personal Metrics:

(a)	Company Metrics include financial performance metrics of the Company, such as operating profit, operating profitability, return on equity, revenues (based on the Company’s audited financial statements), new engagements, meeting budget or business plan targets, business expansion through acquisitions and mergers, advertising engagements/revenues from advertising in the Company’s products, development of new products and meeting development targets, entry into new business areas or new markets, gross profit, net profit, pre-tax profit, percentage increase in share price and declared dividends.

The Company Metrics will also take into consideration increases in shareholders’ equity during the applicable measurement period, in an amount equal to up to 1% for an executive officer or 0.6% for the Chairman of the Board, respectively, of such increase . For this purpose, the increase in shareholders’ equity shall be measured against the baseline shareholders’ equity reflected in the financial statements designated by the Compensation Committee and the Board, and may include increases resulting from capital raises, investments in the Company, exercises of warrants or options, investments by strategic investors and other transactions that increase the Company’s shareholders’ equity.

(b)	Personal Performance metrics are to be set for an Office Holder subordinate to the CEO shall be set annually in advance by the CEO, according to the role performed by the Office Holder and/or based on the Company’s work plan, all subject to and in accordance with applicable law.

The authorized organs of the Company may grant an Office Holder, including the Chairman and the CEO, a special bonus (“the Special Bonus”) for a special contribution of the Office Holder to the Company’s operations, provided that the Special Bonus shall not exceed 12 monthly salaries of such Office Holder in any calendar year, and subject to other limitations as set forth in the Compensation Policy.

The Special Bonus to which the Office Holder may be entitled as aforesaid may be paid in circumstances to be specified in the engagement agreement with such Office Holder, including in the case of acquisition of control of the Company by a third party, follow-on offerings on the stock exchange in Israel, and listing of the Company’s shares for trading on a stock exchange abroad. In addition, upon completion of an initial public offering or listing for trading of a subsidiary, or the sale of a subsidiary, the Chief Executive Officer may be entitled to a cash Special Bonus equal to up to 1%, and the Active Chairman of the Board may be entitled to a cash Special Bonus equal to up to 0.6%, of the applicable equity value or transaction value, as applicable.

In all cases, the total Annual Bonus (i.e., the Discretionary Annual Bonus and/or the Measurable Annual Bonus, excluding the Special Bonus) shall not exceed: for the Chairman of the Board and CEO of the Company – 12 monthly salaries; and for other Office Holders – 6 monthly salaries.

(2)	Equity Compensation

The Company may offer its Office Holders, from time to time, participation in an equity compensation plan (“Equity Compensation”). Equity Compensation may be granted in the form of shares, restricted shares, options, restricted stock units (RSUs), or other equity-based instruments convertible into or exercisable for ordinary shares of the Company (for example, performance-based restricted stock units or performance-based restricted shares), provided that such equity instrument constitutes a share-based payment. In such case, the provisions below shall apply mutatis mutandis.

Director Compensation

The value of Equity Compensation (at fair value on the date of grant) shall not exceed, for any given year (calculated on a linear basis over the vesting years), the following caps:

Chairman of the Board	200% of Fixed Annual Salary Cost (i.e., base salary cost, social contributions, and related benefits – “Fixed Annual Salary Cost”).
CEO	200% of Fixed Annual Salary Cost.
Other Office Holder	200% of Fixed Annual Salary Cost.

The vesting period of Equity Compensation shall not be less than three years to full vesting of the entire Equity Compensation, where the Equity Compensation may be divided into installments that shall vest over those three years (or a longer period). The exercise price of Equity Compensation in the form of options to purchase Company shares shall not be less than the lower of: (i) the average closing price of the Company’s shares during the 30 trading days preceding the date of the Board resolution approving the grant of options; or (ii) the closing price of the Company’s shares on the day preceding the date of the Board resolution approving the grant of options, subject to the rules of the Tel Aviv Stock Exchange Ltd., as applicable.

Notwithstanding the foregoing, RSUs granted to each of the Chief Executive Officer or the Active Chairman of the Board may represent up to 5% of the Company’s share capital on a fully diluted basis as of the applicable date of grant and may vest over a period of two years, including one-third upon the execution of the applicable engagement agreement or receipt of the approvals required under applicable law, one-third after 12 months and one-third after 24 months. The terms of such RSUs may provide for full acceleration of all unvested RSUs upon the occurrence of a change of control or similar transaction and the termination of the applicable Office Holder’s service by the Company.

Director Compensation

Directors in the Company shall be entitled – all subject to approval by the authorized organs of the Company, in accordance with the provisions of any applicable law – to annual compensation and participation compensation (similar to external directors) within the ranges permitted for external director compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), as amended from time to time, with a possible differentiation in compensation between an “expert director” and a non-expert director, as relevant.

The Company may from time to time enter into consulting services agreements with Board members (provided they are not external directors or independent directors). The compensation amount shall be determined according to the scope, complexity and contribution of the services to the Company, but shall not exceed NIS 200,000 per year.

Termination Conditions

An Office Holder may be entitled to a prior notice period not exceeding three (3) months, provided that the Chief Executive Officer and the Active Chairman of the Board may each be entitled to a prior notice period of up to six months. An Office Holder may be entitled to the Annual Bonus also for the prior notice period. The Office Holder may be entitled to an adjustment period (in addition to the prior notice as set forth above) and/or a retirement grant that shall not, together, exceed the caps set forth in the table below:

Active Chairman of the Board	Up to 12 monthly salaries
CEO	Up to 12 monthly salaries
Other Office Holder	Up to 3 monthly salaries

Insurance, Indemnification and Exemption Arrangements for Office Holders

An Office Holder (including a director) may be entitled, in addition to the compensation package as set forth in this Compensation Policy, and subject to approval by the authorized organs of the Company, to directors’ and officers’ liability insurance, including POSI insurance (or equivalent), an indemnification letter and exemption, all subject to the provisions of any applicable law.

The foregoing is a summary of the Compensation Policy and does not purport to be a complete description of the Compensation Policy. For a complete description of the Compensation Policy, please see Appendix A of this Proxy Statement.

PROPOSAL 6:

APPROVAL OF COMPENSATION AND EMPLOYMENT TERMS FOR OUR CHIEF EXECUTIVE OFFICER

Background

 Ori Gilboa has served as our Chief Executive Officer since September 2019 and director since June 2020. From January 2017 until August 2019, Mr. Gilboa served as the Chief Executive Officer of Negev Group, Israel’s leading home design group. From 2012 to 2016, Mr. Gilboa served as the General Manager of Israeli operations for the James Richardson Corporation, where he oversaw the operation of duty-free stores in Ben Gurion Airport in Israel. Mr. Gilboa holds a B.Sc in Industrial Engineering and an MBA from Tel Aviv University.

Background and Rationale Proposed Compensation

Performance as a Key Consideration in Annual Compensation Review

The Board of Directors review executive’s performance on an annual basis and are presented with the achievement of the specific performance goals that were determined by our CEO for each executive (in accordance with its compensation policy) at the beginning of the previous year. A similar performance review will be used by the Board of Directors to determine the extent to which the CEO has earned his performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s and director’s compensation package.

Each year, the Board of Directors discuss, based on our CEO’s recommendation, the financial and/or strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable and pre-determined performance indicators for the Company are designated as performance criteria for the purposes of the executive annual bonus granted by the Company. All goals are designed to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value.

Compensation Objectives

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. To that end, our executive officer compensation program is designed to:

(i)	link pay to performance;

(ii)	align executive officers’ interests with those of the Company and its shareholders over the long-term; and

(iii)	provide competitive compensation to attract and retain talent.

Compensation Methodology Generally

Based on the foregoing considerations, the Board of Directors designed compensation for our CEO, which includes a long-term incentive component in the form of equity awards. The compensation policy is determined in accordance with the compensation policy for Office Holders of SaverOne 2014 Ltd., as attached hereto as Exhibit A.

Methodology

We believe that the proposed CEO compensation structure and components reflect a strong performance-based aspect, market practice and good governance. The proposal uses compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. The Board of Directors believe the proposed compensation terms, which stem from our executive compensation methodology described above, have been designed to align a significant portion of the CEO compensation with shareholder interests and long-term Company value creation.

Proposed Compensation and Employment Term Adjustments

On August 12, 2026, the Company’s Compensation Committee and Board of Directors approved the proposed compensation and employment terms of Mr. Ori Gilboa (Mr. Gilboa abstained), after reviewing a compensation benchmark and determining that the proposed compensation is reasonable under the circumstances, as follows:

Component	CEO Adjustment
Salary / Monthly Compensation	NIS 130,000 monthly employer cost.
Annual Bonus	●	Cash bonus equal to 1% of the increase in the Company’s shareholders’ equity.
	●	Measured against baseline shareholders’ equity based on the Company’s financial statements.
	●	Includes increases from capital raises, investments, warrant or option exercises, strategic investors, or other equity-increasing transactions.
Equity Grant (RSU)	●	RSU grant covering 3,252,484,800 Ordinary Shares, equivalent to 75,289 ADSs, representing approximately 3% of the Company’s share capital on a fully diluted basis. The RSUs shall be granted under the Company’s applicable share incentive plan and subject to the terms thereof and the applicable award agreements.
	●	Settled in SVRE ADSs traded on Nasdaq.
	●	Vesting: 1/3 upon signing or receipt of required approvals; 1/3 after 12 months; 1/3 after 24 months.
	●	Full acceleration of all unvested RSUs upon a change of control or similar transaction and upon termination by the company.
Cash Bonus upon IPO or Sale of Subsidiary	●	Cash bonus equal to 1% upon IPO, listing for trading, or sale of a subsidiary.
	●	Payable in cash only, upon completion of the applicable transaction.
	●	Calculated by reference to the subsidiary’s equity value at IPO/listing or the transaction value in a sale.
Termination Notice	6 months’ prior written notice.

Any payment amount set forth herein can be paid to Mr. Gilboa either as salary or invoiced, as determined by the Company and Mr. Gilboa, and as dependent on the circumstances.

The proposed compensation terms of Mr. Gilboa are consistent with the Compensation Policy to be adopted at the Meeting.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the compensation terms of the Company’s Chief Executive Officer, effective immediately, and the as set forth in the Proxy Statement.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve Mr. Gilboa’s updated compensation and employment terms. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and noninterested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card or voting instruction card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the compensation terms for Mr. Gilboa’s service as CEO.

PROPOSAL 7:

APPROVAL OF COMPENSATION TERMS FOR OUR CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Jacob Tenenbaum has served on our board of directors as Chairman since July 2015. Since 2001, Mr. Tenenbaum has served as the Chief Executive Officer and Chairman of I.T. Net Investments Ltd. In addition to his role at I.T. Net Investments, Mr. Tenenbaum has significant directorship experience. Since 2020, Mr. Tenenbaum has served as a Director of Unicorn Technology. Since 2015, Mr. Tenenbaum has served as Chairman of the Board of Directors of Bobile Ltd. From September 2016 until June 2017, and then again from December 2017 until June 2021, Mr. Tenenbaum served as a Director of Somoto BVI. Mr. Tenenbaum holds an M.SC in industrial engineering from Tel Aviv University.

Background and Rationale Proposed Compensation

Performance as a Key Consideration in Annual Compensation Review

The Board of Directors review executives’ performance on an annual basis and are presented with the achievement of the specific performance goals that were determined by our CEO for each executive (in accordance with its compensation policy) at the beginning of the previous year. A similar performance review will be used by the Board of Directors to determine the extent to which the Chairman has earned his performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s and director’s compensation package.

Each year, the Board of Directors discuss, based on our CEO’s recommendation, the financial and/or strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable and pre-determined performance indicators for the Company are designated as performance criteria for the purposes of the executive annual bonus granted by the Company. All goals are designed to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value.

Compensation Objectives

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. To that end, our executive officer compensation program is designed to:

(i)	link pay to performance;

(ii)	align executive officers’ interests with those of the Company and its shareholders over the long-term; and

(iii)	provide competitive compensation to attract and retain talent.

Compensation Methodology Generally

Based on the foregoing considerations, the Board of Directors designed compensation for our Chairman, which includes a long-term incentive component in the form of equity awards. The compensation policy is determined in accordance with the compensation policy for Office Holders of SaverOne 2014 Ltd., as attached hereto as Exhibit A.

Methodology

We believe that the proposed Chairman compensation structure and components reflect a strong performance-based aspect, market practice and good governance. The proposal uses compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. The Board of Directors believe the proposed compensation terms, which stem from our executive compensation methodology described above, have been designed to align a significant portion of the Chairman compensation with shareholder interests and long-term Company value creation.

Proposed Compensation

On August 12, 2026, the Company’s Compensation Committee and Board of Directors approved the proposed compensation terms of Mr. Jacob Tenenbaum (Mr. Tenenbaum abstained), after reviewing a compensation benchmark and determining that the proposed compensation is reasonable under the circumstances, as follows:

Component	Active Chairman
Salary / Monthly Compensation	NIS 52,000 monthly employer cost.
Annual Bonus	●	Cash bonus equal to 0.6% of the increase in the Company’s shareholders’ equity.
	●	Measured against baseline shareholders’ equity based on the Company’s financial statements.
	●	Includes increases from capital raises, investments, warrant or option exercises, strategic investors, or other equity-increasing transactions.
Equity Grant (RSU)	●	RSU grant covering 3,252,484,800 Ordinary Shares, equivalent to 75,289 ADSs, representing approximately3% of the Company’s share capital on a fully diluted basis. The RSUs shall be granted under the Company’s applicable share incentive plan and subject to the terms thereof and the applicable award agreements.
	●	Settled in SVRE ADSs traded on Nasdaq.
	●	Vesting: 1/3 upon signing or receipt of required approvals; 1/3 after 12 months; 1/3 after 24 months.
	●	Full acceleration of all unvested RSUs upon a change of control or similar transaction and upon termination by the company.
Cash Bonus upon IPO or Sale of Subsidiary	●	Cash bonus equal to 0.6% upon IPO, listing for trading, or sale of a subsidiary.
	●	Payable in cash only, upon completion of the applicable transaction.
	●	Calculated by reference to the subsidiary’s equity value at IPO/listing or the transaction value in a sale
Termination Notice	6 months’ prior written notice.

Any payment amount set forth herein can be paid to Mr. Tenenbaum either as salary or invoiced, as determined by the Company and Mr. Tenenbaum, and as dependent on the circumstances.

The proposed compensation terms of Mr. Tenenbaum are consistent with the Compensation Policy to be adopted at the Meeting.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the compensation terms of the Company’s Chairman of the Board of Directors, effective immediately, and the as set forth in the Proxy Statement.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the compensation terms for Mr. Tenenbaum’s service as Chairman.

PROPOSAL 8:

APPROVAL OF A ONE-TIME EQUITY-BASED COMPENSATION GRANT FOR CERTAIN OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Overview of Non-Executive Directors Compensation Approach

Our compensation methodology is to provide a moderate, fixed and predictable annual compensation, while putting a greater emphasis on performance-based and variable compensation – comprised of equity – thereby aligning our non-executive directors’ interests with those of our shareholders. We believe that our compensation proposal for non-executive directors will be effective in incentivizing achievement of key strategic objectives (operational and market based) which will result in long-term sustainable shareholder value, while keeping our director compensation packages competitive with the practices applied by other companies in our industry with a comparable market size.

Accordingly, we are proposing a one-time grant to each of Shlomo Shalev, Sharon Schreiber and Yaron Be’eri of 542,116,800 RSUs, each representing one Ordinary Share, equivalent to 12,549 ADSs, and representing approximately 0.5% of the Company’s share capital on a fully diluted basis per director.

The RSUs shall be granted under the Company’s applicable share incentive plan and subject to the terms thereof and the applicable award agreements.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that each of Shlomo Shalev, Sharon Schreiber and Yaron Be’eri, shall receive a one-time RSU grant equal to 0.5% of the Company’s share capital on a fully diluted basis.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to make the approved RSU grants. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of this proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and noninterested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card or voting instruction card whether you are a controlling shareholder or have a personal interest in the approval of this proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our board of directors recommends a vote FOR the aforementioned grants of RSUs to certain members of the Board.

PROPOSAL 9:

APPROVAL OF AUTHORIZATION TO AFFECT A REVERSE SHARE SPLIT

Background

As of August 17, 2026, the Company has issued and outstanding 107,992,885,746 Ordinary Shares. The Company per share price on the Tel Aviv Stock Exchange (TASE) is currently 0.01 NIS. In addition, the Company’s ADSs, which are trading on Nasdaq, currently represent outstanding on a 1-for-43,200 basis, whereby each ADS represents the right to receive 43,200 Ordinary Shares. As the Company has publicly disclosed, it has adjusted the ratio of ADSs to Ordinary shares five times since October 2024 from an original ration of one ADS to five (5) Ordinary shares to One ADS representing 90 Ordinary Shares in October 2024, with a further adjustment in February 2025 of ADS to 1,200 Ordinary shares, with a further adjustment in June 2025 of one ADS to 3,600 Shares, with a further adjustment in December 2025 of one ADS to 10,800 Shares, with a further adjustment in February 2026 of one ADS to 43,200 Shares.

Purpose and Effect of the Reverse Share Split

We believe that the reverse share split is advisable in order to increase the market price per share of our Ordinary Shares and make our Ordinary Shares more attractive to a broader range of investors. We believe the reverse share split would provide to the Company the flexibility to adjust the ratio of ADS to Ordinary Shares to a more favorable ratio.

Our Board intends to effect such reverse share split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares and/or will allow the Company to adjust the ratio of ADS to Ordinary Shares in the future to a more favorable ratio.

Following any reverse share split that the Board may implement, the Company’s Shareholders will still own the same proportion of the capital of the Company as immediately prior to such reverse share split.

The principal effects of the reverse share split would be that:

●	the per-share exercise price of any outstanding stock options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of shares issuable under outstanding restricted share units, restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the reverse share split;

●	the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	the reverse share split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares;

The reverse share split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The reverse share split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-reverse share split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 Ordinary Shares.

The reduced number of Ordinary Shares resulting from the reverse share split could adversely affect the liquidity of our Ordinary Shares.

Although the anticipated increase in the market price of Ordinary Shares as an immediate consequence of the reverse share split could encourage interest in our Ordinary Shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding and potential decrease in trading volume after the reverse share split.

Interests of Certain Persons

Certain of our executive officers and directors have an interest in the Proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in the Proposal that are different than or greater than those of any of our other shareholders.

Proposed Resolution

At the Meeting you are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares, no par value, at a ratio in the range of 1-for-5,000 to 1-for-15,000, with the final ratio and effective date to be determined by the Company’s Board of Directors, and related amendments to the Company’s Articles of Association and Memorandum of Association, including reducing the Company’s authorized share capital by a corresponding proportion.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

Our Board recommends a vote FOR the authorization to implement the reverse share split.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 17, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 17, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenbaum
Chairman of the Board
August 18, 2026

Exhibit A

SaverOne 2014 Ltd.

Compensation Policy for Office Holders

1. General

This document details the compensation policy for Office Holders of SaverOne 2014 Ltd. (the “Company” and the “Compensation Policy,” respectively).

The Compensation Policy was established in accordance with Section 267A of the Companies Law, 5759-1999 (the “Companies Law”) and the Companies Regulations (Easements Regarding the Obligation to Determine a Compensation Policy), 5773-2013.

For purposes of this Compensation Policy, “Office Holder” shall have the meaning assigned to such term under the Companies Law.

The Compensation Policy does not confer rights upon Office Holders. No Office Holder shall have a vested right by virtue of the adoption of the Compensation Policy to receive any of the compensation components detailed therein. The compensation components to which an Office Holder shall be entitled will be only those specifically approved with respect to such Office Holder by the authorized organs of the Company (the Compensation Committee, the Board and the General Meeting, as applicable, and subject to the provisions of any applicable law).

In the event that an Office Holder receives compensation that is lower than the compensation under this Policy or that does not include all components enumerated therein, such shall not be considered a deviation from the Compensation Policy, and such terms of engagement shall not require the General Meeting approval that is required in the case of approval of terms of tenure and employment in deviation from the Compensation Policy.

The Compensation Policy shall apply to compensation approved from the date of its adoption by the General Meeting of the Company onward. The Compensation Policy shall not impair existing engagements of the Company with Office Holders.

This policy is drafted in masculine form for convenience only and applies equally to men and women.

2. Objectives of the Compensation Policy for Office Holders

The Company’s Compensation Policy supports achieving the Company’s objectives and work plans and is intended to ensure that:

●	Compensation of Office Holders shall be suitable for the Company’s size and nature of its operations.

●	Compensation shall promote alignment between the interests of the Company’s shareholders and those of the Office Holders.

●	Compensation shall promote achievement of the Company’s objectives, work plans and business policy in the short term as well as in a long-term view.

●	Compensation shall assist in recruiting and retaining talented Office Holders in senior management positions so that they may lead the Company to business success and cope with the challenges facing it.

●	A proper balance shall be created between various compensation components – fixed vs. variable, short-term vs. long-term, and cash vs. equity compensation.

●	A link shall be created between the Office Holder’s compensation and his contribution to achieving the Company’s objectives and maximizing its profits, all in a long-term view and according to the Office Holder’s role.

3. Compensation Ratios in the Company

Upon first engagement with an Office Holder and approval of his compensation, the Compensation Committee and the Board shall examine, inter alia, the ratio between the employment cost of the Office Holder whose employment terms are submitted for approval and the average and median employment cost of the Company’s other employees and contractor employees, as well as the effect of such ratios on labor relations in the Company, taking into account the Company’s nature, size, workforce composition and nature of business.

Taking into account the Company’s size, nature and scope of operations, stage of development, workforce composition and employment structure, the Board determined that the average and median compensation ratios are not, in themselves, a material indicator for evaluating the effectiveness of the Compensation Policy or its impact on labor relations within the Company. Nevertheless, the Board examined the compensation of the Company’s Office Holders in relation to the compensation costs of the Company’s other employees and contractor employees and determined that such compensation is not expected to have an adverse effect on labor relations within the Company.

For the avoidance of doubt, the ratios described above shall not constitute binding limits or benchmarks for future compensation arrangements. The relevant ratios and their potential effect on labor relations within the Company shall be examined at each relevant time, in accordance with applicable law.

4. Key Principles and the Company’s Compensation Policy

4.1 Overall Compensation Approach

The total compensation of Office Holders in the Company shall be composed of a combination of fixed and variable components, as detailed below:

●	Fixed component[1] – this component includes two sub-components: [a] base salary; and [b] Benefits.

✓	The base salary is intended to compensate the Office Holder for the time he invests in performing his role in the Company and for the performance of daily tasks. The base salary may reflect, on the one hand, the Office Holder’s qualifications (such as, and as applicable: his experience, knowledge brought to the role, expertise accumulated in the field, education, professional certifications, etc.) and on the other hand, the requirements of the position and the areas of responsibility and authority it carries. The base salary may also take into account prior salary agreements with the Office Holder, if any. The level of such salary may also be determined having regard to the prevailing base salary in the market for comparable positions and the need to recruit and retain highly skilled and experienced Office Holders in the Company’s senior positions.

✓	The benefits may include terms originating from statutory requirements, terms deriving from customs prevailing in the labor market and other customary Benefits. Office Holders may also be entitled to reimbursement of expenses incurred in the course of their duties.

●	Variable component – this component may include:

✓	Annual Bonus – the Bonus is intended to compensate the Office Holder for his achievements and contribution to achieving the Company’s objectives during the period for which it is paid.

✓	Equity Compensation – the Equity Compensation is intended to link the creation of value for the Company’s shareholders, as reflected in the increase in the Company’s share price over time, to the compensation of Office Holders in the Company.

4.2 Maximum Ratio Between Variable and Total Compensation

The ratio between variable compensation (including the Annual Bonus and Equity Compensation) and fixed compensation shall not exceed: for Active Chairman of the Board, CEO and Vice Presidents – 5 times; and for other Office Holders – 2 times.

[1]	If an Office Holder is engaged as a service provider (as opposed to an employee), the relevant fixed components and salary caps stated in terms of salaries in this Compensation Policy shall be translated into equivalent cost values and management fees. Furthermore, the provisions of this policy do not limit the Company’s manner of engagement with an Office Holder, whether as employee or service provider, including the possibility of changing the engagement model during the employment period, provided that at the time of such change the total employment cost prior to the change in the engagement model is consistent with that after such change.

5. Compensation Components2

5.1 Fixed Component (Base Salary + Benefits)

5.1.1 Determining the Salary

The salary of Office Holders shall be subject to the caps detailed in section 5.1.2 below.

The terms of tenure and employment of an Office Holder shall be subject to approval by the authorized organs of the Company as required by applicable law at the relevant date.

5.1.2 Base Salary Caps

The monthly employer cost of Office Holders in the Company (for a full-time position) shall not exceed the following caps:

Chairman (Active)[3]	Up to NIS 150,000 per month
CEO	Up to NIS 150,000 per month
Other Office Holder in Israel	Up to NIS 100,000 per month
Other Office Holder abroad	Up to NIS 150,000 per month

It shall be clarified that where the engagement with an Office Holder is under a services agreement, VAT shall be added to the ongoing service fees (salary portion) as required by law. It shall further be clarified that these caps are as of the date of publication of the Compensation Policy, and shall be linked to the Consumer Price Index for July 2026.

A deviation of up to 10% from the above caps shall not be considered a deviation from the provisions of the Compensation Policy.

5.1.3 Salary Review and Update

The Company may from time to time review and update the salaries of Office Holders as needed in accordance with this policy.

[2]	All amounts in NIS referred to in this document may be linked to the Israeli Consumer Price Index or to another relevant index in the country of residence of an Office Holder residing abroad (or only to any increase in such indices).
[3]	If the Chairman is not an “Active Chairman,” his compensation shall be as other directors or with a certain supplement. If the Chairman also holds another position as Office Holder in the Company (CEO or VP), he shall not receive additional compensation by virtue of his role as Chairman.

5.1.4 Benefits

The fixed component of Office Holders’ employment terms may also include social/fringe benefits customary in the labor market and in accordance with Company practice at such time, such as: vacation (including the possibility of accumulating vacation days and redeeming them prior to termination of employment, all in accordance with Company procedures), sick leave, recreation pay, contributions to pension fund/provident fund/managers’ insurance, advanced study fund, disability insurance, and reimbursement for reserve duty compensation paid directly (in addition to monthly compensation). In addition, Office Holders in the Company may be entitled to additional benefits which may also be grossed up by the Company for tax purposes, such as: vehicle, telephone, communications services, professional literature, medical checkup, private health insurance for the Office Holder and his family members, and the like. Office Holders may be entitled to reimbursement of expenses incurred in the course of their duties per Company procedures, such as travel, hospitality and per diem expenses. No cap has been set in the Compensation Policy in this regard.

5.2 Variable Compensation

5.2.1 Annual Bonus

Office Holders, including the Active Chairman of the Board (if relevant) and the CEO, may be entitled to an annual bonus composed of a Measurable Annual Bonus component (“the Measurable Annual Bonus”) and/or (except for the Chairman) a Discretionary Annual Bonus component (“the Discretionary Annual Bonus”), subject to the caps set forth in section 5.2.1.5 below and to the approvals required by law. The Measurable Annual Bonus and the Discretionary Annual Bonus shall be collectively referred to herein as the “Annual Bonus.” If the Measurable Annual Bonus is determined based on an annual target plan, the targets shall be brought for approval by the Compensation Committee and the Board in advance for that year, and as close as possible to the approval of the Company’s work plan/budget.4

5.2.1.1 Discretionary Annual Bonus

An Office Holder may be entitled to a Discretionary Annual Bonus, subject to the recommendation of the CEO (in the case of an Office Holder subordinate to the CEO)5 and subject to approval by the Compensation Committee and the Board. Where required by law, such Discretionary Bonus may also be subject to approval by the General Meeting of the Company. The Discretionary Annual Bonus for the CEO shall not exceed the higher of 3 monthly salaries of the CEO or 25% of the CEO’s actual variable compensation, and for other Office Holders this amount may be up to the total bonus cap detailed in section 5.2.1.5.

Notwithstanding the above, the Discretionary Bonus for Office Holders subordinate to the CEO (who are not controlling shareholders or their relatives) may be approved by the CEO alone, provided that it does not exceed 3 salaries.

This bonus may be in lieu of or in addition to the Measurable Annual Bonus, but is subject to the bonus caps detailed below.

5.2.1.2 Measurable Annual Bonus

An Office Holder (including the Active Chairman of the Board and the CEO) may be entitled to a Measurable Annual Bonus for a given year, as detailed below.

[4]	Subject to approval of the authorized organs in accordance with applicable law at the relevant date.
[5]	Notwithstanding the above, the granting of a Discretionary Annual Bonus to an internal auditor shall be subject to the recommendation of the Chairman of the Audit Committee and the Chairman of the Board, and thereafter to approval by the Compensation Committee and the Board.

5.2.1.3 Definition of Metrics and Targets for the Bonus Plan

The metrics and targets against which Office Holder performance shall be measured, for the purpose of determining the Measurable Annual Bonus, may include one or more of two types of metrics (KPIs) – Company Metrics and Personal Metrics, as detailed below:

Company Metrics: financial performance metrics of the Company, such as operating profit, operating profitability, return on equity, revenues (based on the Company’s audited financial statements), new engagements, meeting budget or business plan targets, business expansion through acquisitions and mergers, advertising engagements/revenues from advertising in the Company’s products, development of new products and meeting development targets, entry into new business areas or new markets, gross profit, net profit, pre-tax profit, percentage increase in share price and declared dividends.

Shareholders’ Equity Growth Bonus: without derogating from the foregoing, the Measurable Annual Bonus of the Chief Executive Officer may be determined based on the increase in the Company’s shareholders’ equity during the applicable measurement period, in an amount equal to up to 1% of such increase. The Measurable Annual Bonus of the Active Chairman of the Board may be determined on the same basis, in an amount equal to up to 0.6% of such increase. For this purpose, the increase in shareholders’ equity shall be measured against the baseline shareholders’ equity reflected in the financial statements designated by the Compensation Committee and the Board, and may include increases resulting from capital raises, investments in the Company, exercises of warrants or options, investments by strategic investors and other transactions that increase the Company’s shareholders’ equity.

Such metrics may be set in advance for periods longer than a year (and even for the entire agreement term), or may be set annually by the Compensation Committee and the Board, which shall select at least one metric from the above list (and determine the weight assigned to each Company Metric), all subject to and in accordance with applicable law. The targets for each such metric shall also be set.

The Measurable Annual Bonus of the CEO and of other Office Holders who are controlling shareholders or their relatives, if any, shall be determined entirely on the basis of Company Metrics only (without personal performance metrics).

With respect to Office Holders subordinate to the CEO (who are not controlling shareholders or their relatives), the weight of Company Metrics within the scope of the Measurable Annual Bonus shall not be less than 60% of the Measurable Annual Bonus.

Performance targets for each metric for Office Holders subordinate to the CEO (who are not controlling shareholders or their relatives) may be set by the CEO, unless the Board determines otherwise, all subject to and in accordance with applicable law.

Personal Performance Metrics for Office Holders subordinate to the CEO – personal performance metrics to be set for an Office Holder (who is not a controlling shareholder or a relative thereof) subordinate to the CEO shall be set annually in advance by the CEO, according to the role performed by the Office Holder and/or based on the Company’s work plan, all subject to and in accordance with applicable law. The weight of each such personal performance metric within the total weight of personal performance metrics shall also be determined.

Meeting 90% of the targets set for each metric (Company Metric or personal performance metric) shall entitle the Office Holder to the full compensation in respect of that metric.

5.2.1.4 Calculation of the Actual Bonus

Each year, close to the date of approval of the annual financial statements, the degree of target achievement of each Office Holder shall be calculated, as set forth above, and the total bonus amount payable to the Office Holder shall be calculated accordingly, with the calculation performed separately for each metric.

5.2.1.5 Annual Bonus Caps

In all cases, the total Annual Bonus (i.e., the Discretionary Annual Bonus and/or the Measurable Annual Bonus, excluding the Special Bonus) shall not exceed: for the Chairman of the Board and CEO of the Company – 12 monthly salaries; and for other Office Holders – 6 monthly salaries.6

5.2.1.6 Reduction of the Annual Bonus

The Board may reduce up to 50% of an Office Holder’s total Annual Bonus for a given year in special circumstances that, in its discretion, justify such reduction, such as special market conditions or special circumstances related to the Office Holder’s performance.

5.2.1.7 Compensation Recovery

(a) Without derogating from the Company’s clawback policy, as adopted and amended from time to time pursuant to applicable stock exchange rules and applicable law, an Office Holder shall be required to repay to the Company any amount overpaid in respect of a bonus that was paid on the basis of data that proved to be incorrect and were restated in the Company’s financial statements within a period of three years after the date of approval of the bonus.

(b) The repayment amount shall be determined based on the difference between the amount received by the Office Holder and the amount that would have been received based on the restated financial data (“the Clawback Amount”).

(c) The Company shall be entitled to offset the Clawback Amount from any amount payable to the Office Holder (including after termination of his employment). In all cases, the authorized organs of the Company shall determine the timing, manner and terms of the clawback.

[6]	Based on the average monthly salary during the grant year. For purposes of adjusting the amount of the above caps to an engagement structured as that of a service provider, see footnote 1 above (i.e., the bonus cap with respect to a service provider shall be calculated based on the average monthly management fee multiplied by the number of bonus caps specified in this Section above).

(d) Clawback as aforesaid shall not apply in the case of a restatement of the Company’s financial statements resulting from a change in applicable law or accounting standards.

(e) In addition to the foregoing, any compensation subject to recovery under the Company’s clawback policy shall be recovered in accordance with the terms of such policy. In the event of any inconsistency between this Section and the Company’s clawback policy, the clawback policy shall prevail to the extent required by applicable stock exchange rules or applicable law.

5.2.1.8 New Office Holder / Departing Office Holder

An Office Holder who joined the Company during the year shall be entitled to the Annual Bonus (pro rata to his period of employment during that year), provided that he worked at least 6 months during that year. An Office Holder whose employment with the Company ended during the year shall be entitled to the Annual Bonus (pro rata to his period of employment during that year), provided he actually worked at least 3 months during that year; however, the Compensation Committee and the Board may reduce the bonus (up to the full amount thereof).

5.2.2 Special Bonus

The authorized organs of the Company may grant an Office Holder, including the Chairman and the CEO, a special bonus (“the Special Bonus”) for a special contribution of the Office Holder to the Company’s operations, provided that the Special Bonus shall not exceed 12 monthly salaries of such Office Holder in any calendar year, subject to the limitation on discretionary variable compensation under applicable law and to all approvals required by law (as required) in accordance with the Office Holder’s role and position (e.g., CEO and/or controlling shareholder).

The Special Bonus to which the Office Holder may be entitled as aforesaid may be paid in circumstances to be specified in the engagement agreement with such Office Holder, including in the case of acquisition of control of the Company by a third party, follow-on offerings on the stock exchange in Israel, and listing of the Company’s shares for trading on a stock exchange abroad. In addition, upon completion of an initial public offering or listing for trading of a subsidiary, or the sale of a subsidiary, the Chief Executive Officer may be entitled to a cash Special Bonus equal to up to 1%, and the Active Chairman of the Board may be entitled to a cash Special Bonus equal to up to 0.6%, of the applicable equity value or transaction value, as applicable.

It shall be clarified that the Special Bonus is a separate bonus from the Annual Bonus set forth in section 5.2.1 above, and is not subject to the threshold conditions for the Measurable Annual Bonus; however, it is subject to the bonus caps in section 5.2.1.5 above.

5.3 Equity Compensation

5.3.1 The Company may offer its Office Holders, from time to time, participation in an equity compensation plan (“Equity Compensation”).

5.3.2 Equity Compensation may be granted in the form of shares, restricted shares, options, restricted stock units (RSUs), or other equity-based instruments convertible into or exercisable for ordinary shares of the Company (for example, performance-based restricted stock units or performance-based restricted shares), provided that such equity instrument constitutes a share-based payment. In such case, the provisions below shall apply mutatis mutandis.

5.3.3 The Equity Compensation plan shall be subject, inter alia, to the following limitations:

●	Cap. The value of Equity Compensation (at fair value on the date of grant) shall not exceed, for any given year (calculated on a linear basis over the vesting years), the following caps:

Chairman of the Board	200% of Fixed Annual Salary Cost (i.e., base salary cost, social contributions, and related benefits – “Fixed Annual Salary Cost”).
CEO	200% of Fixed Annual Salary Cost.
Other Office Holder	200% of Fixed Annual Salary Cost.

●	Vesting Period. The vesting period of Equity Compensation shall not be less than three years to full vesting of the entire Equity Compensation, where the Equity Compensation may be divided into installments that shall vest over those three years (or a longer period). Vesting conditions may also include provisions for acceleration of vesting periods, for example in appropriate cases arising from a change of control in the Company, or as a result of termination of employment due to special circumstances such as disability, death, or termination ‘without cause.’

●	Exercise Price. The exercise price of Equity Compensation in the form of options to purchase Company shares shall not be less than the lower of: (i) the average closing price of the Company’s shares during the 30 trading days preceding the date of the Board resolution approving the grant of options; or (ii) the closing price of the Company’s shares on the day preceding the date of the Board resolution approving the grant of options, subject to the rules of the Tel Aviv Stock Exchange Ltd., as applicable. The exercise price may be adjusted in cases of dividend distributions and the like. The exercise mechanism of Equity Compensation may be by way of ‘net exercise’ or any other customary method as determined in the Company’s compensation plan.

Notwithstanding the foregoing, RSUs granted to each of the Chief Executive Officer or the Active Chairman of the Board may represent up to 5% of the Company’s share capital on a fully diluted basis as of the applicable date of grant and may vest over a period of two years, including one-third upon the execution of the applicable engagement agreement or receipt of the approvals required under applicable law, one-third after 12 months and one-third after 24 months. The terms of such RSUs may provide for full acceleration of all unvested RSUs upon the occurrence of a change of control or similar transaction and the termination of the applicable Office Holder’s service by the Company.

6. Director Compensation, Chairman of the Board

Directors in the Company shall be entitled – all subject to approval by the authorized organs of the Company, in accordance with the provisions of any applicable law – to annual compensation and participation compensation (similar to external directors) within the ranges permitted for external director compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), as amended from time to time, with a possible differentiation in compensation between an “expert director” and a non-expert director, as relevant. Directors shall also be entitled to reimbursement of expenses in accordance with the aforesaid regulations and the provisions of any applicable law. Directors shall only be entitled to receive the above compensation from the Company, and all other provisions of this policy shall not apply to them (unless explicitly stated or implied otherwise by the context).

A director employed by the Company for pay (including as an independent service provider) or who is entitled to separate compensation from the Company (including the Active Chairman of the Board) shall not be entitled to director compensation for so long as he is employed for pay or is entitled to separate compensation as aforesaid (the Active Chairman of the Board may be entitled to fixed salary and variable compensation as detailed in this Compensation Policy above).

The Company may from time to time enter into consulting services agreements with Board members (provided they are not external directors or independent directors). If any Board member enters into a consulting services agreement with the Company, he shall be entitled to additional compensation, in addition to the compensation payable to him by virtue of his service as a director, which may include measurable targets to be determined by the Company’s organs at the time of engagement, and shall be determined according to the scope, complexity and contribution of the services to the Company, but shall not exceed NIS 200,000 per year (in terms of company cost), plus direct related expenses. The compensation for the additional role may be paid in cash and/or by way of allocation of Company securities, provided that no more than 50% of the director’s compensation shall be paid in cash, with the balance paid as Equity Compensation.

Without derogating from the above, a director (provided he is not serving as CEO of the Company, external director or independent director) who acts as a broker or intermediary in a merger, acquisition, business combination, and/or commercial transaction (hereinafter: “the Transaction”) between the Company and a third party, may be entitled to brokerage fees, provided that the total rate of brokerage fees paid to all eligible directors who were involved in the Transaction, collectively, shall not exceed three percent (3%) of the total consideration of the Transaction, as approved by the authorized organs of the Company (hereinafter: “the Brokerage Fees”). For the avoidance of doubt, such limitation shall apply as a cumulative amount per transaction for all eligible directors, whether one director or several, and the allocation of Brokerage Fees among them shall be determined by the authorized organs. Eligibility for Brokerage Fees is conditional upon the director(s) having made a material and substantial contribution to the Transaction, and upon the Transaction having been actually completed. Approval and the exact rate of Brokerage Fees shall be determined by the authorized organs of the Company (without participation of the interested director) and shall be subject to all approvals required by law.

In addition, and subject to applicable law and the approval of the authorized organs of the Company, directors in the Company may be entitled to Equity Compensation, as detailed in section 5.3 above, up to a cap of NIS 500,000 per year. The value of Equity Compensation shall be calculated at fair value on the date of grant, per vesting year (calculated on a linear basis over the vesting years).

7. Termination Conditions

7.1 Prior Notice

An Office Holder may be entitled to a prior notice period not exceeding 3 months; provided that the Chief Executive Officer and the Active Chairman of the Board may each be entitled to a prior notice period of up to six months. During the prior notice period, the Office Holder shall be required to continue serving in his position, unless the Company decides that he shall not continue to serve in practice, and the Office Holder may be entitled to continuation of all terms of tenure and employment during the prior notice period without change, or alternatively the Office Holder shall be paid payment in lieu of prior notice. An Office Holder may be entitled to the Annual Bonus also for the prior notice period.

7.2 Adjustment Period / Retirement Grant

The Office Holder may be entitled to an adjustment period (in addition to the prior notice as set forth above) and/or a retirement grant that shall not, together, exceed the caps set forth in the table below:

Active Chairman of the Board	Up to 12 monthly salaries
CEO	Up to 12 monthly salaries
Other Office Holder	Up to 3 monthly salaries

The adjustment period or retirement grant shall be approved for an Office Holder taking into account the Office Holder’s terms of tenure and employment, the Office Holder’s employment period, the Company’s performance during his employment period, the Office Holder’s contribution to the Company, and the circumstances of his departure. The Compensation Committee and the Board may condition payment of the retirement grant on a minimum employment period of the Office Holder with the Company.

During the adjustment period, the Office Holder shall be entitled to all employment terms to which he was entitled during his period of employment with the Company, except for the Annual Bonus. The Company may redeem the adjustment period in whole or in part.

7.3 Severance Pay

Upon termination of employment, the Office Holder shall be entitled to severance pay in accordance with applicable law (including arrangements under Section 14 of the Severance Pay Law, 5723-1961).

8. Insurance, Indemnification and Exemption Arrangements for Office Holders

An Office Holder (including a director) may be entitled, in addition to the compensation package as set forth in this Compensation Policy, and subject to approval by the authorized organs of the Company, to directors’ and officers’ liability insurance, including POSI insurance (or equivalent), an indemnification letter and exemption, all subject to the provisions of any applicable law.

Directors’ and Officers’ liability insurance for the Company and its subsidiaries. The limits of liability under such insurance policy shall not exceed US$ 25 million per claim and per policy period, plus reasonable legal costs above the limits of liability in territories in which such legal costs can be insured. The insurance shall be extended to include entity coverage for securities claims.

POSI (Public Offering Securities Insurance) policy, providing coverage for directors and Office Holders in the Company in respect of their liability in connection with an initial public offering of securities by the Company and/or additional offerings. The limits of liability under any such insurance policy shall not exceed US$ 30 million per claim and per period.

The aggregate indemnification amount the Company shall provide under its indemnification undertaking to all directors and other Office Holders in the Company, in respect of a monetary liability imposed upon them in favor of another person by a court judgment, shall not exceed the higher of: (i) 25% of the equity attributable to the Company’s shareholders per its latest financial statements (annual or quarterly) known before the date of actual payment; or (ii) US$ 10 million. Other indemnification terms shall be within the limits permitted by law.

9. Approval of Immaterial Changes in Terms of Office Holders Subordinate to the CEO

An immaterial change in the terms of tenure and employment of an Office Holder subordinate to the CEO of the Company shall require only the approval of the CEO, provided that the updated terms of tenure and employment of the Office Holder do not exceed the caps and provisions of the Compensation Policy and subject to the provisions of any applicable law; for this purpose, an “immaterial change” means a change of up to 10% of the total annual compensation cost of the Office Holder, cumulatively, relative to such cost as originally approved by the Compensation Committee and the Board.7 Changes as aforesaid, if made, shall be reported to the Compensation Committee.

The criteria for an “immaterial change” as set forth above shall apply, mutatis mutandis, also to an immaterial change in the CEO’s compensation components, for the purposes of Section 272(d) of the Companies Law. For the avoidance of doubt, the change shall be assessed against the total cost of all such components as originally approved by the authorized organs.

10. Settlement of Debt by Allocation of Securities

The Company may, subject to the provisions of any applicable law and to the decisions and approvals of the authorized organs of the Company (in accordance with the provisions of law and the identity of the Office Holder), and as required based on professional opinion, settle, repay or arrange, in whole or in part, an existing or future debt of the Company to an Office Holder (including with CPI linkage), including where such Office Holder is a controlling shareholder, by way of allocation of the Company’s securities, including shares, options, warrants, convertible securities or other equity instruments of the Company.

Such allocation shall be on terms, at a value, conversion ratio, timing and manner to be determined by the authorized organs of the Company, on the basis of reasonable business considerations. Without derogating from the above, where the debt is settled by way of conversion into Company shares, the share price for the purpose of conversion shall not be less than the average closing price of the Company’s shares on the stock exchange during the 30 trading days preceding the date of the allocation decision, plus 25%.

* * *

[7]	It is noted that the grant to Office Holders is stated in terms of salaries, and therefore may be, inter alia, a derivative of the salary level (see section 5.2 of the policy). Accordingly, an increase in the salary of an Office Holder may also affect the absolute NIS amount of the grant (but not the number of salaries the grant represents). For the avoidance of doubt, the derivative impact as aforesaid shall not be taken into account for the purpose of calculating the materiality of changes.